UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Azul Announces Pricing of Secondary Equity Offering

São Paulo, Brazil, June 27, 2018 — Azul S.A. (“Azul”) announced today the pricing of the previously announced offering pursuant to which one of its shareholders, Hainan Airlines Holding Co., Ltd. (“Hainan”) is offering to sell 19,379,335 American depositary shares, or ADSs, of Azul in the United States and elsewhere outside of Brazil. Each ADS represents three preferred shares of Azul. The offering represents all of Hainan’s shares in Azul other than one share after formation of the ADSs, which will be disposed of by Hainan following the conclusion of the offering. Following the completion of the offering, Hainan will no longer have the right to appoint any directors to Azul’s board of directors.

The offering price is US$16.15 per ADS. The ADSs are listed on the New York Stock Exchange (NYSE) under the symbol “AZUL” and the preferred shares are listed on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (B3 S.A.— Brasil, Bolsa, Balcão) under the symbol “AZUL4.” The offering is expected to close on June 29, 2018.

No other shareholder of Azul is selling in the offering.

None of the ADSs being offered will be sold by Azul and Azul will not receive any proceeds from the offering, except for reimbursement of certain expenses incurred by Azul in connection with the offering. This offering will not have any dilution effect on Azul’s current shareholders.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (who will act as representatives of the underwriters) and Banco Bradesco BBI S.A. and Itau BBA USA Securities, Inc. are acting as underwriters with respect to the offering of the ADSs by Hainan, which is being made only by means of a prospectus included in a registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2018, which automatically became effective upon filling, and an accompanying prospectus supplement filed with the Commission on June 27, 2018. A copy of the prospectus and the accompanying prospectus supplement relating to the offering may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: +1 (800) 831-9146 (toll free); Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, by telephone at 1-800-503-4611, or by email at prospectus.cpdg@db.com; UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, by telephone at 888-827-7275, or by email at ol-prospectus-request@ubs.com; and Itau BBA USA Securities, Inc., Attention: Steven M. Hurwitz, 767 Fifth Avenue 50th Floor, New York, NY 10153, by telephone at + 1 (212) 710-6734, or by email at steven.hurwitz@itaubba.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Azul

Azul is the largest airline in Brazil in terms of departures and cities served, with 739 daily departures serving 106 destinations, creating a network of 206 non-stop routes as of March 31, 2018.

SOURCE: Azul S.A.

Investor Relations

Name: Andrea Bottcher

Contact: +55 11 4831 2840

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. None of Azul, Hainan or the underwriters undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018

Azul S.A.

	By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer